FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2020 Second Quarter

(April 1, 2019 through September 30, 2019)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2020 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 7, 2019

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo and Nagoya Stock Exchanges in Japan
Code number	: 7203
URL Representative	: https://global.toyota/jp/ : Akio Toyoda, President
Contact person	: Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 13, 2019
Payment date of cash dividends	: November 27, 2019
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2020 First Half (April 1, 2019 through September 30, 2019)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2020 first half	15,285,595	4.2	1,404,336	11.3	1,583,485	2.2	1,274,976	2.6
FY2019 first half	14,674,006	3.4	1,261,845	15.1	1,548,809	23.7	1,242,392	16.0

(Note) Comprehensive income: FY2020 first half 1,129,900 million yen (-25.5%), FY2019 first half 1,516,668 million yen (10.9%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2020 first half	449.35	444.98
FY2019 first half	427.02	422.68

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2020 second quarter	52,240,078	21,002,317	19,795,642	37.9
FY2019	51,936,949	20,565,210	19,348,152	37.3

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	100.00	—	120.00	220.00
FY2020	—	100.00
FY2020 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

	(% of change from FY2019)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	-2.4	2,400,000	-2.7	2,630,000	15.1	2,150,000	14.2	760.80

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

FY2020 second quarter 3,262,997,492 shares, FY2019 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period:

FY2020 second quarter 473,914,931 shares, FY2019 430,558,325 shares

(iii)	Average number of shares issued and outstanding in each period:

FY2020 first half 2,818,172,637 shares, FY2019 first half 2,892,141,263 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	105.50	—	105.50	211.00
FY2020	—	132.00
FY2020 (forecast)			—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 second quarter (September 30, 2019)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,979,764	405,060
Time deposits	1,126,352	1,334,616	208,264
Marketable securities	1,127,160	876,440	(250,720)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,228,524	(144,210)
Finance receivables, net	6,647,771	6,558,020	(89,751)
Other receivables	568,156	549,874	(18,282)
Inventories	2,656,396	2,576,968	(79,428)
Prepaid expenses and other current assets	805,964	872,710	66,746

Total current assets	18,879,237	18,976,916	97,679

Noncurrent finance receivables, net	10,281,118	10,396,209	115,091
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,220,663	(259,263)
Affiliated companies	3,313,723	3,392,862	79,139
Employees receivables	21,683	21,790	107
Other	1,275,768	1,636,237	360,469

Total investments and other assets	12,091,100	12,271,552	180,452

Property, plant and equipment:
Land	1,386,308	1,362,252	(24,056)
Buildings	4,802,175	4,755,496	(46,679)
Machinery and equipment	11,857,425	11,791,699	(65,726)
Vehicles and equipment on operating leases	6,139,163	5,947,228	(191,935)
Construction in progress	651,713	646,680	(5,033)

Total property, plant and equipment, at cost	24,836,784	24,503,355	(333,429)

Less – Accumulated depreciation	(14,151,290)	(13,907,954)	243,336

Total property, plant and equipment, net	10,685,494	10,595,401	(90,093)

Total assets	51,936,949	52,240,078	303,129

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2019 second quarter (September 30, 2019)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,198,456	(146,517)
Current portion of long-term debt	4,254,260	4,453,335	199,075
Accounts payable	2,645,984	2,546,545	(99,439)
Other payables	1,102,802	937,139	(165,663)
Accrued expenses	3,222,446	3,064,629	(157,817)
Income taxes payable	320,998	277,766	(43,232)
Other current liabilities	1,335,475	1,454,390	118,915

Total current liabilities	18,226,938	17,932,260	(294,678)

Long-term liabilities:
Long-term debt	10,550,945	10,340,214	(210,731)
Accrued pension and severance costs	963,406	969,810	6,404
Deferred income taxes	1,014,851	1,092,125	77,274
Other long-term liabilities	615,599	903,352	287,753

Total long-term liabilities	13,144,801	13,305,501	160,700

Total liabilities	31,371,739	31,237,761	(133,978)

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and September 30, 2019 issued: 47,100,000 shares at March 31, 2019 and September 30, 2019	498,073	501,744	3,671

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and September 30, 2019 issued: 3,262,997,492 shares at March 31, 2019 and September 30, 2019	397,050	397,050	—
Additional paid-in capital	487,162	491,142	3,980
Retained earnings	21,987,515	22,913,956	926,441
Accumulated other comprehensive income (loss)	(916,650)	(1,099,428)	(182,778)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 473,914,931 shares at September 30, 2019	(2,606,925)	(2,907,078)	(300,153)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	19,795,642	447,490

Noncontrolling interests	718,985	704,931	(14,054)

Total shareholders’ equity	20,067,137	20,500,573	433,436

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,240,078	303,129

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2019 first half (Six months ended September 30, 2018)	FY2020 first half (Six months ended September 30, 2019)	Increase (Decrease)
Net revenues:
Sales of products	13,638,830	14,206,661	567,831
Financing operations	1,035,176	1,078,934	43,758

Total net revenues	14,674,006	15,285,595	611,589

Costs and expenses:
Cost of products sold	11,290,626	11,840,365	549,739
Cost of financing operations	693,531	654,126	(39,405)
Selling, general and administrative	1,428,004	1,386,768	(41,236)

Total costs and expenses	13,412,161	13,881,259	469,098

Operating income	1,261,845	1,404,336	142,491

Other income (expense):
Interest and dividend income	124,778	126,221	1,443
Interest expense	(11,603)	(14,846)	(3,243)
Foreign exchange gain (loss), net	64,784	(61,167)	(125,951)
Unrealized gains (losses) on equity securities	147,849	145,427	(2,422)
Other income (loss), net	(38,844)	(16,486)	22,358

Total other income (expense)	286,964	179,149	(107,815)

Income before income taxes and equity in earnings of affiliated companies	1,548,809	1,583,485	34,676

Provision for income taxes	473,591	474,648	1,057
Equity in earnings of affiliated companies	222,587	205,952	(16,635)

Net income	1,297,805	1,314,789	16,984

Less – Net income attributable to noncontrolling interests	(55,413)	(39,813)	15,600

Net income attributable to Toyota Motor Corporation	1,242,392	1,274,976	32,584

Note:  Net income attributable to common shareholders for the first half ended September 30, 2019 and 2018 is 1,266,334 million yen and 1,234,998 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 8,642 million yen and 7,394 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	427.02	449.35	22.33
Diluted	422.68	444.98	22.30

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 first half (Six months ended September 30, 2018)	FY2020 first half (Six months ended September 30, 2019)	Increase (Decrease)
Net income	1,297,805	1,314,789	16,984
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	141,848	(251,656)	(393,504)
Unrealized gains (losses) on securities	65,855	65,567	(288)
Pension liability adjustments	11,160	1,200	(9,960)

Total other comprehensive income (loss)	218,863	(184,889)	(403,752)

Comprehensive income	1,516,668	1,129,900	(386,768)

Less – Comprehensive income attributable to noncontrolling interests	(57,836)	(37,702)	20,134

Comprehensive income attributable to Toyota Motor Corporation	1,458,832	1,092,198	(366,634)

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

Second quarter for the three months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2019 second quarter (Three months ended September 30, 2018)	FY2020 second quarter (Three months ended September 30, 2019)	Increase (Decrease)
Net revenues:
Sales of products	6,784,867	7,102,868	318,001
Financing operations	526,406	536,636	10,230

Total net revenues	7,311,273	7,639,504	328,231

Costs and expenses:
Cost of products sold	5,650,630	5,970,713	320,083
Cost of financing operations	345,376	313,688	(31,688)
Selling, general and administrative	736,109	692,718	(43,391)

Total costs and expenses	6,732,115	6,977,119	245,004

Operating income	579,158	662,385	83,227

Other income (expense):
Interest and dividend income	36,890	51,830	14,940
Interest expense	(8,164)	(10,495)	(2,331)
Foreign exchange gain (loss), net	25,568	(3,159)	(28,727)
Unrealized gains (losses) on equity securities	112,816	54,656	(58,160)
Other income (loss), net	(11,323)	(13,482)	(2,159)

Total other income (expense)	155,787	79,350	(76,437)

Income before income taxes and equity in earnings of affiliated companies	734,945	741,735	6,790

Provision for income taxes	227,428	225,019	(2,409)
Equity in earnings of affiliated companies	106,052	96,399	(9,653)

Net income	613,569	613,115	(454)

Less – Net income attributable to noncontrolling interests	(28,483)	(21,113)	7,370

Net income attributable to Toyota Motor Corporation	585,086	592,002	6,916

Note:  Net income attributable to common shareholders for the second quarter ended September 30, 2019 and 2018 is 587,681 million yen and 581,389 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	202.20	209.49	7.29
Diluted	200.21	207.55	7.34

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 second quarter (Three months ended September 30, 2018)	FY2020 second quarter (Three months ended September 30, 2019)	Increase (Decrease)
Net income	613,569	613,115	(454)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	91,139	(108,650)	(199,789)
Unrealized gains (losses) on securities	65,771	25,114	(40,657)
Pension liability adjustments	3,715	3,762	47

Total other comprehensive income (loss)	160,625	(79,774)	(240,399)

Comprehensive income	774,194	533,341	(240,853)

Less – Comprehensive income attributable to noncontrolling interests	(35,000)	(18,278)	16,722

Comprehensive income attributable to Toyota Motor Corporation	739,194	515,063	(224,131)

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2019 first half (Six months ended September 30, 2018)	FY2020 first half (Six months ended September 30, 2019)
Cash flows from operating activities:
Net income	1,297,805	1,314,789
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	865,307	784,057
Provision (reversal) for doubtful accounts and credit losses	28,999	34,712
Pension and severance costs, less payments	10,161	12,730
Losses on disposal of fixed assets	19,093	24,704
Unrealized losses (gains) on securities	(143,474)	(154,755)
Deferred income taxes	65,051	117,807
Equity in earnings of affiliated companies	(222,587)	(205,952)
Changes in operating assets and liabilities, and other	(94,167)	139,473

Net cash provided by operating activities	1,826,188	2,067,565

Cash flows from investing activities:
Additions to finance receivables	(7,878,662)	(8,434,132)
Collection of and proceeds from sales of finance receivables	7,358,000	7,752,495
Additions to fixed assets excluding equipment leased to others	(717,435)	(725,081)
Additions to equipment leased to others	(1,204,802)	(1,191,812)
Proceeds from sales of fixed assets excluding equipment leased to others	26,237	17,747
Proceeds from sales of equipment leased to others	693,712	727,935
Purchases of marketable securities and security investments	(1,089,727)	(649,927)
Proceeds from sales of and maturity of marketable securities and security investments	1,289,729	1,241,524
Changes in investments and other assets, and other	(331,318)	(230,220)

Net cash used in investing activities	(1,854,266)	(1,491,471)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,037,778	2,670,506
Payments of long-term debt	(2,201,865)	(2,162,617)
Increase in short-term borrowings	13,205	60,976
Dividends paid to Toyota Motor Corporation class shareholders	(3,721)	(4,969)
Dividends paid to Toyota Motor Corporation common shareholders	(349,191)	(339,893)
Dividends paid to noncontrolling interests	(42,240)	(38,631)
Reissuance (repurchase) of treasury stock	(299,595)	(300,154)

Net cash provided by (used in) financing activities	154,371	(114,782)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	36,933	(68,017)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	163,226	393,295

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,382,865	4,099,810

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first half ended September 30, 2019 include restricted cash and cash equivalents of 131,811 million yen and 120,046 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

(4) Going Concern Assumption

  None

(5) Significant Changes in Shareholders’ Equity

 None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

 (Changes in specified subsidiaries that caused a change in the scope of consolidation)

  None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

 Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

 Adoption of new accounting standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥334,555 million as right-of-use assets as of September 30, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥60,551 million and ¥273,799 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2020 Second Quarter Financial Summary

 Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the first half ended September 30, 2019 decreased by ¥80,555 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first half ended September 30, 2019 increased by ¥54,246 million and ¥19.25, respectively.

Supplemental Material for Financial Results for FY2020 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2019												FY2020						FY2020
	1Q (2018/4-6)		2Q (2018/7-9)		First Half 6 months (2018/4-9)		3Q (2018/10-12)		4Q (2019/1-3)		12 months (’18/4-’19/3)		1Q (2019/4-6)		2Q (2019/7-9)		First Half 6 months (2019/4-9)		Forecast 12 months (’19/4-’20/3)
Vehicle Production (thousands of units)	2,199		2,184		4,383		2,262		2,340		8,985		2,311		2,236		4,547
(Japan) – including Daihatsu & Hino	1,003		1,004		2,007		1,099		1,203		4,309		1,134		1,122		2,256
[Daihatsu & Hino]	[257	]	[257	]	[514	]	[290	]	[292	]	[1,096	]	[265	]	[275	]	[540	]
(Overseas) – including Daihatsu & Hino	1,196		1,180		2,376		1,163		1,138		4,676		1,178		1,114		2,291
[Daihatsu & Hino]	[133	]	[162	]	[295	]	[161	]	[141	]	[598	]	[124	]	[155	]	[280	]
North America	517		447		964		435		442		1,841		499		456		955
Europe	168		159		326		173		180		679		174		143		317
Asia	402		449		851		429		402		1,682		386		413		799
Central and South America	82		93		176		96		82		353		86		69		156
Africa	28		31		59		30		32		121		33		32		65
Vehicle Sales (thousands of units)	2,236		2,183		4,419		2,282		2,276		8,977		2,303		2,335		4,639		8,950
(Japan) – including Daihatsu & Hino	510		521		1,031		565		631		2,226		555		585		1,140		2,240
[Daihatsu & Hino]	[155	]	[161	]	[316	]	[169	]	[203	]	[688	]	[158	]	[183	]	[341	]	[670	]
(Overseas) – including Daihatsu & Hino	1,726		1,662		3,388		1,717		1,645		6,751		1,748		1,750		3,499		6,710
[Daihatsu & Hino]	[75	]	[87	]	[162	]	[89	]	[86	]	[337	]	[65	]	[76	]	[141	]	[300	]
North America	746		665		1,411		680		654		2,745		744		702		1,446		2,690
Europe	253		240		493		232		269		994		274		250		524		1,030
Asia	394		417		811		464		410		1,684		398		431		829		1,630
Central and South America	117		120		237		114		97		448		104		109		212		420
Oceania	72		74		146		66		60		272		66		64		130		260
Africa	48		50		98		54		48		200		54		63		117		220
Middle East	93		95		188		105		104		398		106		128		234		460
Other	2		2		4		2		2		8		4		4		8
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,616		2,677		5,293		2,707		2,602		10,603		2,709		2,745		5,454		10,700
Housing Sales (units)	1,892		4,808		6,700		2,656		5,777		15,133		2,164		4,821		6,985

Supplemental 1

Supplemental Material for Financial Results for FY2020 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2019						FY2020				FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	First Half 6 months (2019/4-9)		Forecast 12 months (’19/4-’20/3)
Foreign Exchange Rates
Yen to US Dollar Rate	109	111	110	113	110	111	110	107	109		as premise: 107
Yen to Euro Rate	130	130	130	129	125	128	123	119	121		as premise: 118
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.2	45.2	45.7	47.3	45.1	45.9	49.0	47.6	48.2		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.8	42.7	43.2	44.9	43.1	43.6	45.2	45.2	45.2
Number of Employees	373,272	371,796	371,796	371,495	370,870	370,870	376,445	374,014	374,014	(Note 1)
Net Revenues (billions of yen)	7,362.7	7,311.2	14,674.0	7,801.5	7,750.1	30,225.6	7,646.0	7,639.5	15,285.5		29,500.0
Geographic Information
Japan	3,865.4	4,012.3	7,877.8	4,259.8	4,487.7	16,625.3	4,178.5	4,250.8	8,429.4
North America	2,791.1	2,636.4	5,427.5	2,753.7	2,635.9	10,817.2	2,833.5	2,681.7	5,515.3
Europe	785.8	795.8	1,581.7	784.0	873.0	3,238.8	862.1	818.7	1,680.8
Asia	1,316.2	1,318.7	2,634.9	1,496.5	1,381.4	5,513.0	1,314.3	1,367.3	2,681.6
Other	598.4	608.3	1,206.8	592.8	533.7	2,333.4	550.0	548.2	1,098.2
Elimination	-1,994.4	-2,060.4	-4,054.9	-2,085.5	-2,161.7	-8,302.2	-2,092.5	-2,027.4	-4,119.9
Business Segment
Automotive	6,633.4	6,514.8	13,148.3	7,018.4	6,912.2	27,079.0	6,880.9	6,808.1	13,689.0
Financial Services	516.8	534.4	1,051.3	552.4	549.8	2,153.5	547.7	541.4	1,089.1
All Other	358.0	412.3	770.4	391.2	514.6	1,676.3	370.6	454.9	825.5
Elimination	-145.6	-150.3	-296.0	-160.6	-226.6	-683.3	-153.1	-165.0	-318.2
Operating Income (billions of yen)	682.6	579.1	1,261.8	676.1	529.5	2,467.5	741.9	662.3	1,404.3		2,400.0
(Operating Income Ratio) (%)	(9.3)	(7.9)	(8.6)	(8.7)	(6.8)	(8.2)	(9.7)	(8.7)	(9.2)		(8.1)
Geographic Information
Japan	395.9	354.2	750.2	494.2	447.2	1,691.6	436.8	391.3	828.1
North America	63.5	47.4	110.9	18.1	-14.5	114.5	118.9	118.0	237.0
Europe	23.0	38.1	61.2	27.9	35.6	124.8	37.7	37.1	74.9
Asia	146.3	137.1	283.4	116.7	57.2	457.4	110.9	110.6	221.6
Other	43.2	22.7	65.9	19.1	5.9	91.1	22.8	26.7	49.5
Elimination	10.4	-20.5	-10.0	-0.1	-1.9	-12.1	14.5	-21.5	-7.0
Business Segment
Automotive	602.5	462.2	1,064.7	581.3	392.7	2,038.8	621.4	492.9	1,114.3
Financial Services	73.5	81.4	154.9	82.6	85.1	322.8	108.2	119.6	227.8
All Other	11.4	29.3	40.8	13.9	50.7	105.5	13.7	27.8	41.5
Elimination	-4.8	6.1	1.2	-1.8	0.9	0.3	-1.4	21.9	20.5
Income before Income Taxes (billions of yen)	813.8	734.9	1,548.8	176.9	559.6	2,285.4	841.7	741.7	1,583.4		2,630.0
(Income before Income Taxes Ratio) (%)	(11.1)	(10.1)	(10.6)	(2.3)	(7.2)	(7.6)	(11.0)	(9.7)	(10.4)		(8.9)
Equity in Earnings of Affiliated Companies (billions of yen)	116.5	106.0	222.5	32.2	105.2	360.0	109.5	96.3	205.9		370.0
Net Income (billions of yen)	657.3	585.0	1,242.3	180.9	459.5	1,882.8	682.9	592.0	1,274.9		2,150.0	(Note 2)
(Net Income Ratio) (%)	(8.9)	(8.0)	(8.5)	(2.3)	(5.9)	(6.2)	(8.9)	(7.7)	(8.3)		(7.3)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	286.9	286.9	—	339.8	626.8	—	278.9	278.9	(Note 3)
Cash Dividends per Share (yen)	—	100	100	—	120	220	—	100	100
Payout Ratio (%)	—	23.4	23.4	—	54.0	33.8	—	22.2	22.2
Model AA Class Shares
Cash Dividends (billions of yen)	—	4.9	4.9	—	4.9	9.9	—	6.2	6.2	(Note 3)
Cash Dividends per Share (yen)	—	105.5	105.5	—	105.5	211	—	132	132
Value of Shares Repurchased (billions of yen)[actual purchase]	129.1	170.8	299.9	151.7	98.1	549.9	54.2	245.8	300.0	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	249.9	—	300.0	550.0	—	200.0 (maximum )	200.0 (maximum	(Note 4) )(Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2020 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2019						FY2020				FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	First Half 6 months (2019/4-9)		Forecast 12 months (’19/4-’20/3)
R&D Expenses (billions of yen)	268.5	258.5	527.1	274.4	247.3	1,048.8	297.4	286.9	584.4		1,100.0
Depreciation Expenses (billions of yen)	217.7	255.3	473.1	248.1	263.6	984.8	198.0	190.9	389.0		860.0	*1 (Note 6)
Geographic Information
Japan	108.5	148.1	256.6	142.6	148.9	548.2	88.9	92.2	181.1		420.0
North America	49.8	50.6	100.4	51.2	57.4	209.1	53.8	46.8	100.7		210.0
Europe	14.1	11.3	25.4	11.1	12.1	48.7	13.1	12.7	25.9		60.0
Asia	36.5	36.0	72.6	34.2	34.9	141.9	33.9	30.5	64.4		130.0
Other	8.6	9.1	17.7	8.8	10.1	36.7	8.2	8.4	16.7		40.0
Capital Expenditures (billions of yen)	311.8	307.6	619.5	329.1	517.1	1,465.8	276.5	349.9	626.5		1,450.0	(Note 6)
Geographic Information
Japan	143.6	167.5	311.2	156.0	263.3	730.6	146.6	183.8	330.5		780.0
North America	106.6	75.6	182.2	76.1	153.9	412.4	75.4	81.4	156.8		320.0
Europe	15.1	30.9	46.0	43.8	44.0	133.8	19.4	18.7	38.1		120.0
Asia	25.2	15.9	41.2	34.3	37.8	113.3	19.5	47.7	67.2		140.0
Other	21.2	17.5	38.7	18.7	17.9	75.5	15.5	18.1	33.6		90.0
Total Liquid Assets (billions of yen)	9,005.4	9,562.6	9,562.6	9,198.8	9,454.4	9,454.4	9,143.2	9,452.0	9,452.0	(Note 7)
Total Assets (billions of yen)	51,049.1	52,516.0	52,516.0	51,085.9	51,936.9	51,936.9	52,117.4	52,240.0	52,240.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	18,946.9	19,511.3	19,511.3	19,089.2	19,348.1	19,348.1	19,527.6	19,795.6	19,795.6
Return on Equity (%)	13.9	12.1	12.9	3.7	9.5	9.8	14.0	12.0	12.9
Return on Asset (%)	5.2	4.5	4.8	1.4	3.6	3.7	5.3	4.5	4.9
Number of Consolidated Subsidiaries (including Variable Interest Entities)						608
No. of Affil. Accounted for Under the Equity Method						63

Analysis of Consolidated Net Income for FY2020 (billions of yen, approximately)	2Q (2019/7-9)	First Half 6 months (2019/4-9)	(Note 2)
Marketing Efforts	105.0	185.0
Effects of Changes in Exchange Rates	-110.0	-90.0
Cost Reduction Efforts	45.0	60.0
From Engineering	30.0	35.0
From Manufacturing and Logistics	15.0	25.0
Increase or decrease in expenses and expense reduction efforts	-45.0	-120.0
Other	88.2	107.4
(Changes in Operating Income)*1*2	83.2	142.4
Non-operating Income*2	-76.4	-107.8
Equity in Earnings of Affiliated Companies*2	-9.6	-16.6
Income Taxes, Net Income Attributable to Noncontrolling Interests*1*2	9.7	14.5
(Changes in Net Income)*1*2	6.9	32.5	(Note 2)

*1	Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019.

The impact of this change for the second quarter ended September 30, 2019 was a decrease in depreciation expense of 80.6 billion yen and an increase in net income attributable to Toyota Motor Corporation of 54.2 billion yen. The impact of this change for the fiscal year ending March 31, 2020 (Forecast) is expected to be a decrease in depreciation expense of approximately 165.0 billion yen and an increase in net income attributable to Toyota Motor Corporation of approximately 110.0 billion yen.

*2

Net income attributable to Toyota Motor Corporation for the second quarter ended September 30, 2019 and 2018 includes a profit of 113.7 billion yen and 85.3 billion yen, respectively, which is attributable to the effect of unrealized gains (losses) on equity securities (net of tax, etc.).

Supplemental 3

Supplemental Material for Financial Results for FY2020 Second Quarter (Unconsolidated)

< Japan GAAP >

	FY2019						FY2020			FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	First Half 6 months (2019/4-9)	Forecast 12 months (’19/4-’20/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	746	748	1,493	809	911	3,213	869	847	1,716	3,330
Overseas Vehicle Production (thousands of units)	1,451	1,443	2,895	1,447	1,382	5,724	1,481	1,354	2,835	5,670
Domestic Vehicle Retail Sales (thousands of units)	359	381	740	384	445	1,569	386	435	821	1,580
Exports Vehicle Sales (thousands of units)	464	461	925	484	538	1,947	536	529	1,065	2,010
North America	191	197	388	190	246	824	222	210	433	760
Europe	65	56	121	61	80	262	78	69	147	280
Asia	76	83	159	96	82	337	102	105	207	410
Central and South America	16	11	27	8	12	47	13	13	26	50
Oceania	46	43	89	45	38	172	43	45	87	180
Africa	14	14	28	15	16	59	17	20	36	70
Middle East	54	55	109	67	62	238	60	65	125	260
Other	2	2	4	2	2	8	2	2	5
Net Revenues (billions of yen)	2,980.3	3,026.3	6,006.6	3,294.7	3,333.0	12,634.4	3,282.6	3,214.6	6,497.3	12,500.0
Domestic	923.9	949.9	1,873.9	1,083.3	1,131.2	4,088.5	1,049.6	1,046.7	2,096.4
Exports	2,056.3	2,076.3	4,132.7	2,211.4	2,201.7	8,545.8	2,232.9	2,167.9	4,400.8
Operating Income (billions of yen)	308.7	284.5	593.3	400.9	331.9	1,326.1	328.2	209.7	537.9	820.0
(Operating Income Ratio) (%)	(10.4)	(9.4)	(9.9)	(12.2)	(10.0)	(10.5)	(10.0)	(6.5)	(8.3)	(6.6)
Ordinary Income (billions of yen)	714.8	507.6	1,222.5	605.0	495.5	2,323.1	615.1	401.3	1,016.4	1,580.0
(Ordinary Income Ratio) (%)	(24.0)	(16.8)	(20.4)	(18.4)	(14.9)	(18.4)	(18.7)	(12.5)	(15.6)	(12.6)
Net Income (billions of yen)	591.5	397.7	989.3	504.8	402.6	1,896.8	514.0	333.3	847.3	1,320.0
(Net Income Ratio) (%)	(19.8)	(13.1)	(16.5)	(15.3)	(12.1)	(15.0)	(15.7)	(10.4)	(13.0)	(10.6)
R&D Expenses (billions of yen)	234.4	225.1	459.6	234.8	201.6	896.2	256.8	246.9	503.8	940.0
Depreciation Expenses (billions of yen)	52.6	57.3	109.9	61.7	65.7	237.5	52.4	56.6	109.1	240.0
Capital Expenditures (billions of yen)	73.6	61.8	135.5	62.5	104.0	302.1	50.4	59.9	110.4	300.0

Analysis of Unconsolidated Net Income for FY2020 (billions of yen, approximately)	2Q (2019/7-9)	First Half 6 months (2019/4-9)
Marketing Efforts	-5.0	30.0
Effects of Changes in Exchange Rates	-55.0	-15.0
Cost Reduction Efforts	40.0	55.0
From Engineering	35.0	45.0
From Manufacturing and Logistics	5.0	10.0
Increase or decrease in expenses and expense reduction efforts	-55.0	-125.0
Other	0.2	-0.3
(Changes in Operating Income)	-74.8	-55.3
Non-operating Income	-31.5	-150.7
Income Taxes, etc.	41.9	64.1
(Changes in Net Income)	-64.4	-141.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
The amounts include finance lease assets until the fiscal year ended March 31, 2019, whereas it does not for the fiscal year ending March 31, 2020.
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 4